Filed by Celgene Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pharmion Corporation
Commission File No.: 000-50447
The following transcript relates to an analyst conference call held on November 19, 2007 in connection with the announcement by Celgene Corporation (“Celgene”) of its proposed acquisition of Pharmion Corporation (“Pharmion”).
Analyst Conference Call Transcript
Operator
Good morning. My name is Katie and I will be your conference operator today. At this time, I would like to welcome everyone to the Celgene Corporation conference call and webcast. At this time, all lines are in a listen-only mode. After the speakers’ remarks, there will be question-and-answer session.
I would now like to turn the call over to Mr. David Gryska, Chief Financial Officer. Please go ahead, sir.
David Gryska — Celgene Corporation — SVP, CFO
Good morning, everyone. I’m David Gryska, Celgene’s Chief Financial Officer. Welcome and thank you for joining us this morning. We’re very pleased to announce that Celgene and Pharmion have signed an agreement under which Celgene will acquire Pharmion. The press release reporting this important development was issued yesterday and is now available on our corporate website.
Joining me on today’s conference call from Celgene are Sol Barer, Chairman and Chief Executive Officer; Bob Hugin, President and Chief Operating Officer; and Pat Mahaffy, Pharmion’s Chief Executive Officer.
Sol will begin the call with comments on the strategic importance and exciting opportunities that this global combination of companies will provide. Pat will then provide Pharmion’s perspective on the transaction. I will follow with an overview of the structure and financial terms of the proposed transaction. We will keep our comments brief in order to allow as much time as possible for your questions.
Before we begin, we want to remind you that certain statements made during this conference call may be forward-looking or made pursuant to the Safe Harbor provisions of the Securities Litigation Reform Act of 1995. Certain forward-looking statements which involve known and unknown risks, delays, uncertainties, and other factors not under our control may cause actual results, performance, or achievements to be materially different from the results, performance, or other expectations stated or implied by these forward-looking statements.
Statements in this conference call relating to the consummation of the contemplated transaction are subject to the possibility that one or more of the closing conditions of the merger might not be satisfied, including the possibility that regulatory approvals may not be obtained.
Statements related to the expected benefits of the contemplated acquisition are subject to the risks that expected synergies will not be achieved; and that the operations, products, and employees of Celgene or Pharmion will not be integrated successfully; that the market for Pharmion’s products may not develop as anticipated; and that Pharmion’s products may not be approved by regulatory authorities; as well as the general risks associated with the respective businesses of Celgene and Pharmion as described in the periodic reports and other documents filed by each of us with the Securities and Exchange Commission.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Celgene shares. The merger is subject of approval of a majority of the outstanding shares of Pharmion common stock. Pharmion will file with the SEC a proxy statement relating to the stockholders meeting at which a vote with respect to the merger will be taken.

Celgene will file a registration statement covering the shares of the Celgene common stock to be received by stockholders of Pharmion in the merger. An offer of Celgene common stock will be made by means of the prospectus which is part of the registration statement.
The proxy statement prospectus will contain important information. Stockholders are urged to read this information carefully before making any decisions about the proposed merger. Now for Sol’s comments on the acquisition.
Sol Barer — Celgene Corporation — Chairman, CEO
Thank you, Dave. I too would like to thank everyone for joining us this morning. We are extremely pleased to announce the signing of our agreement to acquire Pharmion.
This strategic acquisition is an ideal fit that will expand our roles as a leader in hematology and oncology. We are excited about the opportunity to leverage the talent and resources from both organizations to address unmet medical needs worldwide.
Pharmion is an impressive organization with an excellent track record in global drug development. Pharmion has successfully built a significant franchise in blood cancers, with four products on the market and several in development focused on hematological and solid tumor cancers.
This acquisition is a major step towards fulfilling Celgene’s strategy to create a market-leading global biopharmaceutical company. We are fully committed to effectively and efficiently integrating Pharmion into our global infrastructure to leverage our expanded global clinical, regulatory, and commercial opportunities.
Celgene is continually working to expand our product portfolio through internal development as well as strategic external opportunities. Pharmion’s significant product portfolio holds great potential in addressing a broader range of patients with unmet medical needs worldwide.
Specifically, Vidaza, Pharmion’s lead product, is approved in the US for myelodysplastic syndromes and has demonstrated an unprecedented overall survival benefit for higher-risk MDS patients. A Phase III study revealed Vidaza extended overall survival by 74% as compared to conventional care regimens. Patients receiving Vidaza had a two-year survival rate of 50.8% versus 26.2% for those in the comparator arm. These results translated into a median survival benefit of 9.4 months — 24.4 months versus 15 months.
Pharmion expects to file a Marketing Authorization Application in Europe for MDS before the end of the year. The survival data will also be submitted to the FDA for inclusion in the US label in 2008.
In addition to Vidaza, the acquisition also gives us the European rights to thalidomide, bringing together under Celgene three meaningful therapies — Revlimid, Vidaza, and Thalomid — in different indications with multiple global revenue streams.
By combining our new product portfolio with our operational and financial capabilities, we are positioned to accelerate delivery of more next-generation therapy. In addition, we will evaluate the global clinical potential of combination therapies.
Before I turn the call back over to Pat Mahaffy, I would like to thank the Pharmion employees who have contributed so much to the development of the company and to bringing disease-altering products to cancer patients in the US, Europe, and many international markets.
We believe that Celgene is now well positioned to leverage the capabilities of both organizations together as we build a major global biopharmaceutical company. Now I would like to turn the call over to Pat, who has led Pharmion to become the impressive oncology company it is today.
Pat Mahaffy — Pharmion Corporation — President, CEO
Thanks a lot, Sol. I appreciate the opportunity to join you today to talk about the acquisition from Pharmion’s perspective. I’m clearly very excited about this transaction, as I believe the combination of Pharmion and Celgene will create a global leader in oncology and hematology that will have the chance to better serve cancer patients and physicians worldwide.
In particular, I would like to take a moment to thank all of Pharmion’s employees for the hard work and dedication to extending those patients’ lives and improving their quality of life.

Our success has been built on identifying and developing therapies that give physicians greater options as they work to treat cancer. Now, together with Celgene, we have an opportunity to extend the reach of our key therapies, particularly Vidaza; leverage the potential of thalidomide globally; and be a part of a new type of biopharmaceutical company.
We are very impressed with Celgene’s innovative drug discovery and development programs, but even more by its commitment to improve the lives of patients worldwide through patient safety access and support programs.
From our shareholders’ perspective, we believe this transaction offers them tremendous value, both through an immediate cash payment upon the deal’s close and through ongoing participation in the long-term growth potential of Celgene.
We look forward to a number of opportunities that will leverage the strength of each organization, advancing the clinical, regulatory, and commercial prospects of our company. Now let me turn the call back to Dave who will review the transaction’s details.
David Gryska — Celgene Corporation — SVP, CFO
Thank you, Pat. Now I would like to walk you through the transaction terms. Celgene intends to acquire 100% of the equity of Pharmion at $72 per share through a combination of cash and stock for a total consideration of $2.9 billion. We are targeting to close the transaction by the end of the second quarter of 2008.
The cash portion of the transaction is being funded by Celgene’s cash on hand. Under the terms of the merger agreement, each share of Pharmion common stock will be exchanged for $25 in cash and Celgene’s common stock, to be determined by an exchange ratio. The exchange ratio for the stock portion of the transaction will be calculated by the volume-weighted average price per share of Celgene common stock for the 15 consecutive trading days on the third day immediately prior to the closing date. The details of the transaction are further outlined in today’s press release.
Pharmion’s shareholders will own approximately 6% of Celgene common stock upon completion of the transaction. Celgene will assume Pharmion’s net cash, estimated to be approximately $250 million at closing, which when subtracted from the offer value reflects the net transaction value of approximately $2.6 billion. The transaction is subject to the usual regulatory clearances.
As Celgene has cash in excess of $2.5 billion and substantial operating cash flow, we have more than sufficient cash on hand to complete this transaction.
The transaction is expected to be slightly dilutive to Celgene’s earnings in 2008, accretive in 2009, and materially accretive in 2010 and beyond. The transaction is expected to be accretive to revenue and earnings growth over the next five years.
Additionally, the earnings outcome excludes the impact of amortization created by the transaction. We will provide more detailed information related to the impact of our future financial results once the transaction is closed.
As we have done historically, we will continue to drive efficiencies, increase cash flow, and pursue new revenue opportunities both internally and externally. Celgene will continue to have a strong balance sheet and the financial flexibility to continue to reward shareholders through global investment in growth and R&D that we believe best serves our future.
As Sol stated earlier, we are very excited about the opportunity to acquire Pharmion and to leverage the talent and resources of both companies. We are expanding our portfolio of medically meaningful therapies and offering patients more options. This will enable healthcare providers to deliver better healthcare for better outcomes worldwide.
Again, thank you for your participation on such short notice. This concludes the formal part of the call. We will now begin the question-and-answer session. Operator, we are ready for the first question.

QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) Ian Somaiya with Thomas Weisel Partners.
Ian Somaiya — Thomas Weisel Partners — Analyst
Thanks for taking my question and congratulations on this deal. A couple of questions for you. Just first on reasons behind the acquisition. On Thalomid, can we just discuss for a bit what changes you see in terms of having full control of the European marketing for that drug, and what some of the bottom-line impact could be related to your launch of Revlimid there?
Sol Barer — Celgene Corporation — Chairman, CEO
Hi, Ian; it’s Sol speaking. Let me take the first question, the overall rationale for the merger, for the acquisition. I think this is very important for Celgene as it represents a major step forward in our evolution as a Company that is a powerful force around the world in hematology and oncology. I think if you go through the checklist of commercial, clinical, scientific, I think all of those are very positive.
From a financial perspective, it is positive as well. You are really leveraging our operational and financial capabilities around the world. We see ourselves as being minimally — as slightly dilutive in 2008, accretive in 2009, and materially accretive in 2010.
In addition, it brings us some important products led by Vidaza and Thalomid. This is an important product for us. We introduced it back into the world, really. We have had a partnership with Pharmion over all — for a number of years for this in Europe.
We feel very strongly, (inaudible) Pharmion does, in terms of the safe distribution of this drug, making sure that patients have access to it, but have so under an appropriate system. We have done that in the United States. We obviously want to do that in Europe and around the world. Okay?
Operator
Geoff Meacham from JPMorgan.
Matt Roden — JPMorgan — Analyst
This is Matt Roden in for Jeff today. Thanks for taking the question and congrats on an outstanding deal here. First question is, what are your assumption for Dacogen’s ER 2-T trial? What does that do to your scenarios for Vidaza growth, specifically in terms of overall market share and market growth as a category?
Sol Barer — Celgene Corporation — Chairman, CEO
Yes, I don’t think it is appropriate for us to comment on another party’s clinical trial. We have done extensive due diligence about the potential for Vidaza both in the United States with label expansion and in the potential assuming approval in Europe for the application that Pharmion will submit by the end of the year.
We think the survival data that was presented in August really is a transformational event. It really differentiates the Vidaza product. Dacogen will have a high bar to attempt to meet, if possible.

We think Vidaza will be very differentially positioned in Europe over time and in the United States. But we are not — our model and everything else is based on generally the consensus expectations that the drugs will be competitive over time, though we think Vidaza will be very well positioned in the long run.
Operator
Rachel McMinn with Cowen & Company.
Rachel McMinn — Cowen & Company — Analyst
Yes, I was wondering if you could — I guess, two things. One, comment on Thalomid pricing outside the US and how we should think about that relative to US pricing upon approval over there.
Then also if you could walk through the opportunity for Vidaza, both, I guess, US compared to ex-US; and what your impressions are of the relative market sizes.
David Gryska — Celgene Corporation — SVP, CFO
Just related to pricing, etc., obviously until the transaction is cleared through all the processes it needs to go through, Pharmion will continue to pursue its agenda and its business. That is something that Pharmion will be going forward too.
We have made no assumptions other than what Pharmion has publicly said about its plans related to Thal. So that will be something that will be revisited over a period of time. Sol, do you want to answer the market size?
Sol Barer — Celgene Corporation — Chairman, CEO
Yes, I will go — in terms of the market size, as you know, Rachel, MDS is a heterogeneous disease, and there are a number of sources of numbers for prevalence and so on. We think that many people are quoting the market in the US overall for MDS patients is 50,000, 75,000-plus; and maybe 75,000 to 85,000-plus in Europe.
Of that, Vidaza is essentially used in high-risk patients. That is where its really stunning survival data was shown. So I have seen a 40% of those numbers that I just quoted in the high-risk. So. And that is just in the US and Europe.
So we think that there is a real substantial opportunity for Celgene to capitalize on the results with Vidaza. We think that the results are unprecedented and offer something very important to patients.
Operator
Jim Reddoch with FBR.
Jim Reddoch — FBR — Analyst
Good morning. Thanks. My understanding of the closing timetable is that it is somewhat dependent on the regulators. It sounds like you are anticipating two cycles with the antitrust regulators. Is that two cycles in the US? What in particular do you think they are looking at?
Then with respect to Europe, it sounds like it is early days; and the antitrust regulators over there might not really be concerned about the competitive threats of Revlimid and thalidomide now. But don’t the regulators plot out what the market landscape would look like five years from now, say? Why do you think that is not going to be a concern? Thanks.

Bob Hugin — Celgene Corporation — President, COO
Thanks, Jim. Both companies have done extensive due diligence and work on the antitrust front to make sure that, as we advance the transaction to this stage and announce it, that we are both quite comfortable that the issues are very manageable.
When you look at specifically Vidaza and Revlimid in MDS, clearly very different markets, the high-risk versus the 5q. We think that is a very differentiable market segments, and I think people will understand that relatively quickly.
We have done very significant diligence in terms of what needs to be done both in the United States and in Europe on a country by country basis. We are quite comfortable that the strategy that we have for the regulatory filings is very appropriate, will be understood.
The targeting is — the timing that Dave mentioned by the end of the second quarter — does reflect that we may have some second requests from the FTC to go through it and really fully apprise them of the different market segments and the understanding of why things are not competitive.
They certainly do look forward. But when we look at the products, we really see them complementary, used in combination therapies, and really expanding access to patients, and not creating any kind of competition or situation where patients wouldn’t have access at the most reasonable value for all the products we are talking about.
So the bottom line is extensive work has been done. We still have a lot of work to do to ensure that we overcome any of the challenges that we have got to deal with. But we are very confident in the end we are going to be successful and be able to bring the companies together and really make a difference in the markets that we’re looking to address.
Operator
Geoffrey Porges with Bernstein.
Geoffrey Porges — Alliance Bernstein — Analyst
Thanks for taking the question, just a follow-up on the antitrust issue. Could you give us a little more of a sense of what the other closing conditions might be? And specifically whether European antitrust approval for the combination with Thalomid and retaining it within the combined Company is a condition.
Then why are you so confident specifically, Bob, about Europe, where I think a lot of people perceive that the only threat Revlimid really faced was from Thalomid.
Then if I could just ask you to go through a little bit more about the accretion/dilution. Because it seems to me that with the cash plus the new equity, you are giving up sort of potentially 9% to 10% of your earnings. With consensus for 2009 at about [two twenty four] looks to me as though you have got to be generating about $100 million in earnings from this to make that accretive in that year. So could you talk us through a little bit more about how you get to that number given where Pharmion is today? Thanks.
Bob Hugin — Celgene Corporation — President, COO
Definitely a few questions there, Geoff. We will try and get them; and if we don’t, follow up. We want to make sure that you’re comfortable with the issue here because we have spent a lot of time doing the work here.
When you look at myeloma, we think there is clearly — and certainly in Europe, you’re talking about front line, second line, and beyond; and the products are very differentiated. There is a lot of competition in the marketplace. When you look at stem cell transplant; Velcade; a number of other therapies, melphalan, prednisone. So we think it is a very competitive marketplace.
We don’t see, based on the products — and our lawyers advised us that the situation is a competitive market, differentiated market, and one that we think that, on a country by country basis, we will be in good shape to get the kind of regulatory approvals that will make this deal go forward.

The deal on the work that we have done really is — all of the products will become part of the Celgene strategy of dealing and helping patients in these diseases that we are focused on.
We think already when you look at the penetration in terms of revenue that Pharmion has achieved on a named-patient basis already, it is a good basis and indicative of the reaction that the marketplace will have when the drug is formally approved and gets reimbursement, not just on a named-patient basis, across the countries in the EU.
So I think that when you look at what the consensus is out there for Pharmion, whether it’s in 2009, ‘10, or whatever, we think the opportunity to meet or exceed those over time is very achievable.
Thal is clearly a part of that, but the more meaningful part over time is going to Vidaza, with the kind of survival data which we think is very differentiable, certainly in the high-risk part of MDS, and gives us great opportunity to really generate the kind of revenue and earnings growth we think the two companies together should and have the capability of achieving.
Operator
Howard Liang with Leerink Swann.
Howard Liang — Leerink Swann — Analyst
Thanks very much. Could you talk about your assumption for US revenue for Vidaza beyond 2011 in your evaluation of the deal?
Bob Hugin — Celgene Corporation — President, COO
When we look at it, clearly there is exclusivity that expires in 2011. In our model, it is prudent for us to be conservative about what expectations are made.
We clearly look at some of the opportunities with some of the things in the Vidaza pipeline — sorry, the Pharmion pipeline, including oral Vidaza. So I think from our own internal models, we have tried to be conservative. Realistic in terms of what happens after exclusivity; what are the opportunities for oral Vidaza. But we have had to be conservative.
As we work together, once we clear regulatory challenges in terms of getting the integration rolling, we will do everything we can to try and work very effectively together to look at types of exclusivity extensions and for the acceleration of the oral Vidaza.
But it is not a fundamental value driver in our analysis that led us to the transaction today. It really is an upside of in fact we can achieve those kinds of accelerations or — both with oral and extensions on the IB.
Operator
Matt Osborne with Lazard.
Matt Osborne — Lazard — Analyst
Thanks for taking the question. Just if you can talk about the synergies with the respective geographic sales forces. In the US, it looks like around 120 reps that you had, Celgene, and about 100 reps ex-US. That compares to Pharmion’s sales force in the US, which numbered at around 140 and was growing ex-US, but at around 55 now.
Can you talk about where you plan on taking that, or where you see some synergies or perhaps overlap in those geographic areas? Thank you.

Bob Hugin — Celgene Corporation — President, COO
Yes, thanks, Matt. I don’t think we can get into the specific numbers, because integration planning will really begin once we get the regulatory clearances. But it is absolutely appropriate to say that we think the commercial organizations at Pharmion have done an outstanding job. We think they are value organizations. They are ones that we want to leverage and to continue to go forward.
We think as we bring other products into the Celgene portfolio — when you look at Vidaza, we think even though they are not competitive, Revlimid and Vidaza, it does strengthen the whole hematology MDS franchise for us.
So having that kind of additional firepower in the United States makes a lot of sense to really fully capitalize on the value of the products.
In Europe, our understanding is that Pharmion has still a lot of development to do in broadening the organization to be able to take advantage of the opportunities, assuming Thal approval in Europe and Vidaza approval in Europe. So there should be extensive cost avoidance, though we intend to develop the pipeline products of Amrubicin and HDAC inhibitors, etc.
So there is certainly opportunities when you bring two public companies together for some natural overlaps and synergies that will be achieved. But for the most part the commercial organization, the clinical organization we are looking to leverage. The cost avoidance should be a very attractive opportunity to make the financial profile and the financial performance over the next three or four years even further energize.
Operator
Sapna Srivastava with Morgan Stanley.
Sapna Srivastava — Morgan Stanley — Analyst
Thanks for taking my questions. A couple questions. One, why did you stick to only 30% cash, given your cash balance?
Secondly, could you speak a little bit about your challenges now, entering an injectable market?
Third, not to beat like the dead horse on the antitrust issue, but where do you expect the second review? Is that going to be the US or the European regulators?
David Gryska — Celgene Corporation — SVP, CFO
It’s Dave. We looked at a lot of alternatives how we could best optimize this. We thought that the 35% cash and 65% stock was the best outcome on that. That is going to roughly cost us $1 billion.
When you kind of peel that back a little further, upon acquisition, what the net cash outlay will be, will be even less because we do own a portion of Pharmion already, less than — about approximately 5%. And there is cash on their balance sheet.
So we think overall, looking at strategically what we want to do with the company and move forward, and the growth objectives that we have — and we looked at a lot of these — the 35/65 ratio made sense. Bob, do you want to handle the other questions?
Bob Hugin — Celgene Corporation — President, COO
I think, again, not to beat the dead horse, as you said, a lot of work has gone into the review of how we have gotten to where we are. We wouldn’t be here if we didn’t feel quite confident that the advisers — and we think we have world-class advisers on both companies — to really make the assessment that it is very manageable; and we will get through it successfully; and be able to take advantage of all the products in the Pharmion portfolio as part of Celgene.
It was a country by country analysis. United States very specific as to what needed to be dealt with. We have some work to do, but it is not something we think is going to be an overwhelming challenge, and we feel very good about what the outcome is going to be.

Sol Barer — Celgene Corporation — Chairman, CEO
When we look at this, as Bob said, in general, we tend to look at all these things as you all know from a conservative perspective. We analyzed it pretty carefully. We look at our projections in terms of revenue. We look at the projections in terms of cost. It is still early stage, but we look at it fairly conservatively.
So too in terms of the US, Europe, in terms of antitrust. We assume these things will go through reviews where and as appropriate. So that we have considered it very carefully; and certainly Pharmion has considered it carefully. All our advisers have considered it carefully. And we obviously are going ahead with the transaction.
Operator
Tom McGahren with Merrill Lynch.
Tom McGahren — Merrill Lynch — Analyst
Good morning, everyone. Maybe you can talk a little bit about the gross margin consideration for the combined entity.
Secondly, what you see as the opportunity Amrubicin in small-cell lung cancer.
Sol Barer — Celgene Corporation — Chairman, CEO
Let me answer the second one first, in terms of Amrubicin. It is an interesting compound. It is a third-generation anthracycline, so it is clearly not a new mechanism of action. But nevertheless, it clearly appears to have activity — I think there will be data coming at ASH in terms of this — in a variety of evaluations.
The good news is that it appears to be active in small-cell lung cancer. In addition, it is a major unmet medical need. It also appears not to have the significant cardiotoxicity that is associated generally with anthracyclines; but that has yet to be proven.
Pharmion has been very successful in taking it on to the next stage in a Special Protocol Assessment trial for small-cell lung cancer. So it is an interesting potential upside for solid tumors for Celgene. We are very interested in it, and it may provide some meaningful potential for patients.
Bob Hugin — Celgene Corporation — President, COO
Tom, just to add to that, we are very encouraged as Sol points out that there is potential upside here. But you should know that in the models we look at the value. It is early stage, even though it is Phase III. It really is not any kind of material impact into the value proposition here. It really would be upside if something good comes out of that.
David Gryska — Celgene Corporation — SVP, CFO
Then, Tom, on the gross margin question, as you know we licensed Thalomid to Pharmion for Europe, and they pay us a royalty. So when you look at those statements on a stand-alone basis, that royalty is in the cost of goods sold. So, on the combination that royalty will no longer exist. So one could see the same kind of gross margins that we see today on Thal because we would be making it, and that royalty would go away.
On the Vidaza product, the royalties are very good. There is — pardon me, the margins are very good. There is a royalty that is paid on that, but it is not substantial. And it is very, very compelling economically for us down the road.

Operator
Yaron Werber with Citigroup.
Yaron Werber — Citigroup — Analyst
Good morning, I have a couple of questions and congrats on the good deal, and congrats on really keeping it close to your chest. We certainly didn’t see this coming.
Thalomid, can you just give us a little bit of a sense on what’s the timing on launching Thalomid in Europe? If potentially would get approval from the EMEA by April, does Pharmion at that point decide to launch it and start the negotiation on pricing with each country? Or do you wait until the acquisition is closed?
Then just a second question. Give us a little bit of sense, again to the extent that you can, integration-wise, are you planning on fielding one sales force that is combined globally? Or are you going to split the sales forces into myeloma, kind of disease specific, myeloma and MDS?
Just remind us what’s the timing on the Phase III [non-fize 2 minus] for Revlimid?
Sol Barer — Celgene Corporation — Chairman, CEO
Okay, let me just start out by making the statement that clearly until the transaction closes, that we are two independent companies. We do have some business relationships that stretch back many, many years that we have been fortunate enough to be part of. But we remain two separate companies.
So that in terms of any submissions, applications, that will be Pharmion. Let me ask Pat, if you don’t mind, addressing Yaron’s question. Then we will come back and address the rest of his questions.
Pat Mahaffy — Pharmion Corporation — President, CEO
Yes, Yaron, we are pleased with where we are with the EMEA right now. We would anticipate a recommendation; in fact, we anticipate a positive recommendation from the EMEA within the next few months.
That then would go to the EU. The EU would normally approve an EMEA CHMP recommendation within two months. I think given that it is thalidomide, it is always safe to think that it may make take a little bit longer. Three months, say.
Then that would have us in a position to launch the drug in the time frame you describe. Kind of a March, April, May time frame would be the range, I think, would make sense.
Obviously, we will remain independent until we are no longer independent, and act as an independent company, and I think that Sol pointed out appropriately so. But they are a partner on thalidomide already, so it would be normal for us to have some interaction with them on a going-forward basis.
Bob Hugin — Celgene Corporation — President, COO
Thanks. Then Yaron, on the commercial strategies, obviously until we clear all the reviews integration efforts are not going to begin. We will have our own internal planning. But let me give you a sense of the philosophy, the way we look at things.
In the specialty area of hematology/oncology, it is, what we believe, the sales force and the medical education, all of the whole operations-related interface with the physicians and patients etc. is a value-added process. It is generally people on both companies that are focused on excellence and knowledge of the data and of the marketplace and the disease states etc.
So we do believe it should be a unified organization, regardless of Pharmion or MDS or myeloma. That is our strategy, that we should have a unified organization and one that is very well coordinated.

On the other hand, there needs to be great expertise on both the disease states and the products that apply. So when we look at the kind of organizations, over time it would not be surprising to see organizations that have a focus on different disease states, or multiple disease states, depending on the client, the customer, in terms of the physician, of who covers what diseases etc.
But we do believe in specialization, expertise, and education, and data-driven sales efforts, and education promotion. So I think you will see a unified organization over time, like we have today, but one that has specialization to leverage the expertise in both the marketplace and our own organization.
Operator
May-Kin Ho with Goldman Sachs.
May-Kin Ho — Goldman Sachs — Analyst
Hello. Most of my questions have been asked. But I heard you talk about country by country a number of times. So would it be possible that on a certain scenario you would need to divest one of the products in certain countries, for example in Europe, some European countries?
Bob Hugin — Celgene Corporation — President, COO
There is always a possibility of anything happening country by country. We don’t believe in any of the major markets that will be the case. If something were to happen in a minor market, we would look at that. But our expectation and our plans are based on having the products in the entire Company throughout all of the markets that we intend to address. It is a possibility; it is not one that we think is a realistic outcome.
Operator
Charles Duncan with JMP Securities.
Charles Duncan — JMP Securities — Analyst
Let me add my congratulations on a very strategic deal. I had a question with regard to terms, Dave. I am wondering if you could address whether or not there is a breakup fee that could be paid; and then also review the collar provisions of the deal.
David Gryska — Celgene Corporation — SVP, CFO
Okay, so first of all, I will answer the collar. There is a 13% up-and-down collar which is typical and kind of middle-of-the-road in transactions like this.
The breakup fee, it is symmetrical, and it is — I would consider it to be market. We are not going to talk about the actual dollar amount, but it is symmetrical and within the market reasonableness.
Charles Duncan — JMP Securities — Analyst
Okay. In terms of market, would you consider $25-ish million or you don’t want to give any color on that?
Sol Barer — Celgene Corporation — Chairman, CEO
It is overall — it’s 2.5% range. It is right in the middle.

Bob Hugin — Celgene Corporation — President, COO
Yes, 2% to 4% I think is often considered standard; 2% to 3%. 2.5% would be right down the middle of the fairway in terms of an average, but symmetrical.
David Gryska — Celgene Corporation — SVP, CFO
Right. So after this question, operator, after the next question that will be it for questioning. So we will take one more question.
Operator
Michael King with Rodman & Renshaw.
Michael King — Rodman & Renshaw — Analyst
Thanks for taking my question and let me add to the congratulations. Can you tell us how the deal will be accounted for?
Can you tell us when we might see — I assume you will file an S-4. Can we get some timing on that, please?
David Gryska — Celgene Corporation — SVP, CFO
You need to clarify a little bit for us, Mike, what you mean. How it will be accounted —?
Michael King — Rodman & Renshaw — Analyst
Is it a purchase? Is it merger?
David Gryska — Celgene Corporation — SVP, CFO
Yes, it is a purchase; and we expect that the transaction will — we’re targeting the transaction to close at the end of the second quarter. At that point in time then, we can put together the combined companies and go through the normal, typical purchase accounting adjustments and so forth and combine the companies. So it is fairly straightforward and standard in terms of how that would occur.
Bob Hugin — Celgene Corporation — President, COO
It is our expectation that Pharmion will issue a preliminary proxy in about a month that then will be reviewed by the SEC. Assuming whether it is — how quick the review is by the SEC, that we would expect a shareholder vote in the February middle-of-the-range time frame. February, possibly as late as March.
Sol Barer — Celgene Corporation — Chairman, CEO
So I want to thank everybody for joining this conference call. This is obviously a very exciting day for Celgene. It represents a major strategic, operational, financial, commercial step forward for the Corporation.

I want to particularly thank the men and women of Pharmion for all that they have done, are doing, and will continue to do in terms of advancing therapies successfully for patients with major unmet medical needs.
We look forward to talking with each of you and seeing many of at ASH. So thank you once again and good morning.
Operator
Thank you. That does conclude our conference call today. We appreciate your participation. You may now disconnect.
Forward-Looking Statements
This material contains certain forward-looking statements which are based on current expectations and involve a number of known and unknown risks, delays, uncertainties and other factors not under Celgene’s or Pharmion’s control, which may cause actual results, performance or achievements of Celgene or Pharmion to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include results of current or pending research and development activities, actions by the FDA and other regulatory authorities, and those factors detailed in Celgene’s or Pharmion’s filings with the Securities and Exchange Commission such as Form 10-K, 10-Q and 8-K reports. Forward-looking statements speak only as of the date on which they are made, and neither Celgene nor Pharmion undertake any obligation to update publicly or revise any forward-looking statements.
Additional Information
This material shall not constitute an offer of any securities for sale. The acquisition will be submitted to Pharmion’s stockholders for their consideration. In connection with the acquisition, Celgene and Pharmion intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Celgene and Pharmion are urged to read the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Celgene, Pharmion and the merger. Stockholders of Celgene and Pharmion can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Celgene and Pharmion in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The proxy statement/prospectus, the registration statement and any other relevant materials (when they become available), and any other documents filed by Celgene and Pharmion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Celgene Corporation, 86 Morris Ave., Summit, New Jersey 07901, Attention: Investor Relations, or Pharmion Corporation, 2525 28th Street, Suite 200, Boulder, Colorado 80301, Attention: Investor Relations. Investors and stockholders are urged to read the proxy statement/prospectus, the registration statement and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.